                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                      SEC File Number

                                                      Cusip Number

(Check one)
/ / Form 10-K     / / Form 11-K
/ / Form 20-F     /X/ Form 10-Q     / / Form N-SAR
For Period Ended:
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/X/ Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

      For the transition Period Ended:        MARCH 31, 1996
                                       -----------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

ATARI CORPORATION
- --------------------------------------------------------------------------------
Full Name of Registrant


- --------------------------------------------------------------------------------
Former Name if Applicable

455 SOUTH MATHILDA AVENUE
- --------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

SYNNYVALE, CA 94086
- --------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)    The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

   In February 1996 the Registrant entered into an Agreement and Plan of Reorganization (the "Agreement") with JT Storage, Inc., a Delaware corporation ("JTS"), relating to the proposed merger of the Registrant and JTS (the "Merger"). Following the execution of the Agreement, the Registrant has devoted substantial managerial resources to the preparation of a Joint Proxy Statement/Prospectus (which shall be included in a Registration Statement on Form S-4) relating to the proposed Merger. The preparation of such Joint Proxy Statement/Prospectus and other matters relating to the proposed Merger have required and are expected to continue to require the close attention of the Registrant's senior management. In addition, since March 1996, the Registrant's Vice President and Chief Financial Officer and two additional employees in the Registrant's accounting and finance department have terminated employment with the Registrant, which has placed additional burdens on the Registrant's remaining management. Finally, in March 1996 the Registrant relocated its corporate headquarters which further diverted management's resources. As a result of the foregoing, the Registrant's Report on Form 10-Q for the quarter ended March 31, 1996 could not be filed within the prescribed period without unreasonable effort or expense.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

                  SAM TRAMIEL                   (408)          328,0900
     -------------------------------------   -----------   ------------------
                   (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no identify report(s).

     / X / Yes     / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    /X/ Yes     / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The financial statements for the Registrant's fiscal quarter to be included in the Report on Form 10-Q for the quarter ended March 31, 1996 reflect significant changes in the Registrant's results of operations from the quarter ended March 31, 1995 as follows. Revenues declined from $4.9 million in the first quarter of 1995 to approximately $1.3 million in the first quarter of 1996 due to lower unit volume sales of the Registrant's principal products and to lower average selling prices of such products. Cost of revenues in the first quarter of 1996 was approximately $1.2 million compared to $3.8 million in the first quarter of 1995. However, the Registrant sold its remaining portion of marketable securities and realized a gain of $6.3 million in connection with such sale for the first quarter of 1996. As a result, the Registrant reported a net gain of approximately $4.4 million in the first quarter of 1996 compared to a net loss of $4.4 million for the first quarter of 1995.

                               ATARI CORPORATION
- ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date                          By
                                  ---------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).